T-GRA-RPL-E1 Page E1 TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA (TIAA) 730 Third Avenue, New York, NY 10017-3206 Telephone: [800-842-2733] Endorsement to Your TIAA Group Retirement Annuity Certificate [Effective Date: Attached at issue / Upon receipt / Specific date / Date of Issue, and as part of endorsement END-G1000.6-ACC or END-G1000.7-ACC, if such endorsements apply / Upon receipt, and as part of END-G1000.6-ACC or END-G1000.7-ACC, if such endorsements apply / Specific date, and as part of END-G1000.6-ACC or END-G1000.7-ACC, if such endorsements apply] This endorsement modifies the provisions of your TIAA Group Retirement Annuity Certificate and becomes part of it. Please read this endorsement and attach it to your certificate. The following provisions are added to your certificate: The term Investment Account refers to the Real Estate Account or to any subaccount of any other Separate Account available under the certificate. Retirement Plan Loans A Retirement Plan Loan is a disbursement of some or all of your Investment Account accumulation to provide loans. To the extent your employer’s plan so provides and in accordance with section 72(p) of the IRC, as amended, and ERISA, to the extent applicable, you may request a Retirement Plan Loan from your available Investment Account accumulations, at any time prior to the annuity starting date. Retirement Plan Loans are not available from your TIAA Traditional accumulations. The amount of a Retirement Plan Loan may generally not exceed the least of: i) the total of your available Investment Account accumulations; ii) [50%] of the present value of your vested accrued benefit under any of your employer's plans; and iii) [$50,000] In determining the amount available for a Retirement Plan Loan, all plans of your employer, including 403(b), 401(a), 403(a) and 457(b) plans, to the extent loans are available, and all such plans of any related employers under IRC Section 414(b), (c) or (m) shall be considered employer plans for this purpose. A request for a Retirement Plan Loan must be made on or before the annuity starting date in accordance with the terms of your certificate. A Retirement Plan Loan will be effective as of the business day on which we receive your request, in a form acceptable to TIAA as well as any spousal waiver that may be required under ERISA or the terms of your employer’s plan. TIAA will determine all values as of the end of the effective date. You can't revoke a request for a Retirement Plan Loan after its effective date. Exhibit 4(M)

T-GRA-RPL-E1 Page E2 A Retirement Plan Loan reduces the accumulations from which it is paid by the amount of the loan chosen. The loan will be issued in accordance with the terms of a loan agreement. The loan agreement will describe the terms, conditions and any fees or charges for the loan. Any loan repayments applied to the certificate will be applied as new premiums. President and Chief Executive Officer